News Release

BRASCAN AGREES TO SUPPORT A NORANDA AND FALCONBRIDGE
COMBINATION

NORANDA TO COMPLETE A US$1.25 BILLION COMMON SHARE ISSUER BID

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Toronto, CANADA, March 9, 2005 – Brascan Corporation (NYSE/ TSX: BNN), which directly and indirectly owns 122,597,952 common shares or approximately 41% of Noranda Inc. (“Noranda”), today announced its support for a plan by Noranda to combine (the “Merger”) Noranda and Falconbridge Limited (“Falconbridge”). Brascan also announced it will support Noranda making a substantial issuer bid (the “Issuer Bid”) whereby Noranda will offer to purchase approximately 63.4 million of its common shares in exchange for US$1.25 billion of junior preferred shares.

Mr.     Bruce Flatt, CEO of Brascan, stated that “after reviewing a number of alternatives for our shares of Noranda in the context of an extremely positive outlook for base metals, we have decided to reduce our investment by up to 50% and ride the expected future upside of the base metals business through our ownership of common shares in a combined NorandaFalconbridge. Upon completion of the merger, NorandaFalconbridge will be an extremely well-positioned base metals company.”

As a component of the plan, Brascan has agreed to deposit all of its common shares of Noranda to the Issuer Bid. All Noranda common shareholders have the right to participate in the Issuer Bid on a pro rata basis, however, Brascan’s deposit to the Issuer Bid would be sufficient to satisfy fully the Issuer Bid if no other Noranda common shareholders tendered to the bid. As a result, Brascan could receive junior preferred shares of Noranda having an aggregate issue price of up to US$1.25 billion. Following the Issuer Bid and the Merger, Brascan’s common share ownership of Noranda will decline to between 16% and 26%.

Noranda Issuer Bid

Under the terms of the Issuer Bid, Noranda is offering to repurchase from all Noranda shareholders approximately 63.4 million common shares of Noranda in exchange for junior preferred shares with an aggregate issue price of US$1.25 billion (US$25 per share). As a result, Noranda common shares will be repurchased at a nominal value of US$19.72 per share.

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Related Agreements

Under its deposit agreement with Noranda, Brascan will deposit all of its Noranda common shares to the Issuer Bid, subject to a right to withdraw any deposited shares if Brascan determines that an alternative transaction, more favourable to Brascan, arises prior to the take up by Noranda of shares under the Issuer Bid. In addition, Noranda has agreed to provide Brascan with a registration rights agreement, on customary terms.

Merger

Under the Merger, each Falconbridge common shareholder (excluding the shares owned by Noranda) will receive 1.77 common shares of NorandaFalconbridge. In addition to the usual conditions, the Merger will be conditional upon acceptance by holders of more than 50% of Falconbridge common shares, excluding shares held by Noranda and the completion of the Issuer Bid.

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Brascan Corporation is an asset management company. With a focus on property, power and infrastructure assets, the company has direct investments of $20 billion and a further $7 billion of assets under management. This includes 70 premier office properties and over 120 power generating plants. The company is listed on the New York and Toronto stock exchanges under the symbol BNN. For more information, please visit our web site at www.brascancorp.com

Contacts:

Brascan Corporation
Katherine C. Vyse
SVP, Investor Relations and Communications
Tel: 416-369-8246
Email: kvyse@brascancorp.com

Note: This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the company’s 40-F filed with the Securities and Exchange Commission. The company undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.